UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of February, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

 (Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On February 11, 2015, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX’s Chief Executive Officer, Fernando A. González Olivieri, stated to the media in Mexico that (i) CEMEX is evaluating possible sources of funds to improve CEMEX’s capital structure, which may include, among other things, the creation of a minority interest in CEMEX´s operations in Asia, the Mediterranean or Northern Europe, or an increase of between 5% and 10% in the already existing minority participation in CEMEX Latam Holdings, S.A., (ii) CEMEX’s believes that its debt could be reduced by approximately U.S.$1,000 million if CEMEX were to sell U.S.$1,500 million of assets, (iii) based on current market conditions in the United States, CEMEX believes that the operating EBITDA (operating earnings before other expenses, net, plus depreciation and operating amortization) of CEMEX's U.S. operations could increase by approximately U.S.$200 million during 2015, and (iv) CEMEX believes that CEMEX’s total operating EBITDA for 2018 could reach U.S.$4,700 million.

This report contains forward-looking statements regarding possible asset sales, debt reduction and operating EBITDA. These forward-looking statements are based on knowledge of present facts, expectations and projections, circumstances and assumptions about future events. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others, changes in general economic, political, governmental, and business conditions globally and in the countries in which CEMEX operates, CEMEX’s ability to achieve anticipated cost savings, changes in interest rates, changes in inflation rates, changes in exchange rates, the cyclical activity of the construction sector generally, changes in cement demand and prices, CEMEX’s ability to benefit from government economic stimulus plans, changes in raw material and energy prices, changes in business strategy, changes in the prevailing regulatory framework, natural disasters and other unforeseen events and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those described herein. No assurance can be given that any asset sales will be consummated on favorable terms or at all or that any debt reduction will be realized. Forward-looking statements are made as of the date hereof, and CEMEX does not intend, nor is it obligated, to update these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 11, 2015	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller